Exhibit 99.2

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Baja Mining Corp. (“Baja” or the “Company”) are the responsibility of management. The consolidated financial statements have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 30, 2012.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements and internal controls over financial reporting have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and to express an opinion on the effectiveness of internal controls over financial reporting. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically, has reviewed these statements with management and the Auditors, and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Rowland Wallenius

John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
March 30, 2012

Independent Auditor’s Report

To the Shareholders of Baja Mining Corp.

We have completed an integrated audit of Baja Mining Corp.’s 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011, and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Baja Mining Corp., which comprise the consolidated balance sheet as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statement of operations, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baja Mining Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Baja Mining Corp.’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Responsibility for Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Baja Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers

Chartered Accountants
Vancouver, British Columbia
March 30, 2012

Baja Mining Corp.
Consolidated Balance Sheet
As at December 31, 2011, December 31, 2010 and January 1, 2010
(expressed in thousands of US dollars, unless stated otherwise)

	December 31,	December 31,	January 1,
	2011	2010	2010
		(note 22)	(note 22)
ASSETS
Cash and cash equivalents	39,625	48,151	5,969
Short-term deposits	33,068	-	15,608
Other current assets (note 5)	21,646	4,036	942
Current assets	94,339	52,187	22,519

Restricted cash (note 6)	31,150	103,342	-
Deposits	2,501	483	-
Inventory (note 7)	3,451	-	-
Deferred financing costs (note 8)	24,810	30,648	5,881
Property, plant and equipment (note 9)	605,038	200,824	143,252
Derivative asset (note 13(a))	5,695	3,746	-

Total assets	766,984	391,230	171,652

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	49,452	14,571	3,644
Income taxes payable	-	-	804
Current portion of environmental liabilities (note 10)	352	328	337
Current portion of subordinated debt (note 12)	9,360	-	-
Current portion of senior debt (note 11)	152,018	-	-
Current portion of derivative liabilities (note 13(b))	42,890	-	-
Current liabilities	254,072	14,899	4,785

Environmental liabilities (note 10)	15,762	359	443
Subordinated long-term debt (note 12)	233,797	75,087	21,144
Derivative liabilities (note 13(b))	6,818	72,730	-
Other long-term liabilities	2,336	-	-

Total liabilities	512,785	163,075	26,372

Share capital (note 14)	289,755	284,029	97,191
Contributed surplus	109,168	102,147	125,271
Deficit	(135,250)	(146,762)	(77,182)
Accumulated other comprehensive income (loss)	5,157	11,877	-

Equity attributable to shareholders of the Company	268,830	251,291	145,280
Non-controlling interests	(14,631)	(23,136)	-

Total equity	254,199	228,155	145,280

Total liabilities and equity	766,984	391,230	171,652

Commitments (note 19)
Subsequent events (note 23)

Approved by the Board and authorized for issue on March 27, 2012.

/s/ John Greenslade	Director	/s/ Graham Thody	Director

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
For the years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

Consolidated Statement of Operations
	Years ended December 31,
	2011	2010
		(note 22)
Expenses
General and administration (note 15)	19,336	10,579
Research	730	627
Other	2,746	-

Loss before other items	(22,812)	(11,206)

Foreign exchange gain (loss)	3,967	(9,896)
Fair value adjustment on derivative instruments (note 13)	40,732	(72,730)
Finance income	800	385
Finance costs	(189)	-
Change in estimate – refundable deposit liability (note 12(c))	-	1,113

Income (loss) before tax	22,498	(92,334)

Taxation expense (note 17)	(2,477)	(382)

Income (loss) for the year	20,021	(92,716)

Income (loss) for the year attributable to:
Shareholders of the Company	11,512	(69,580)
Non-controlling interests	8,509	(23,136)

Earnings (loss) per share –
Basic	0.03	(0.41)
Diluted	0.03	(0.41)

Weighted average number of shares outstanding –
Basic	336,951,773	169,750,830
Diluted	343,541,820	169,750,830

Consolidated Statement of Comprehensive Income (Loss)
	Years ended December 31,
	2011	2010
		(note 22)
Income (loss) for the period	20,021	(92,716)

Other comprehensive (loss) income
Currency translation adjustment	(6,724)	11,877

Total comprehensive income (loss)	13,297	(80,839)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	4,792	(57,703)
Non-controlling interests	8,505	(23,136)

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Changes in Equity
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income (loss)	Total	interests	Total
Balance – January 1, 2010	143,394,337	97,191	125,271	(77,182)	-	145,280	-	145,280
Loss for the year	-	-	-	(69,580)	-	(69,580)	(23,136)	(92,716)
Currency translation adjustment	-	-	-	-	11,877	11,877	-	11,877
Bought deal financing, net of share issuance costs of $10,717	189,200,000	185,767	-	-	-	185,767	-	185,767
Exercise of stock options	1,578,750	1,071	(505)	-	-	566	-	566
Stock-based compensation expense	-	-	1,432	-	-	1,432	-	1,432
Fair value of warrants issued	-	-	3,901	-	-	3,901	-	3,901
Fair value differential of loans from non-controlling interests	-	-	5,810	-	-	5,810	-	5,810
Modification of loans from non-controlling interests	-	-	(33,762)	-	-	(33,762)	-	(33,762)
Balance – December 31, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Income for the year	-	-	-	11,512	-	11,512	8,509	20,021
Currency translation adjustment	-	-	-	-	(6,720)	(6,720)	(4)	(6,724)
Exercise of stock options	4,503,750	5,523	(3,633)	-	-	1,890	-	1,890
Stock-based compensation expense	-	-	8,012	-	-	8,012	-	8,012
Exercise of warrants	101,813	203	(99)	-	-	104	-	104
Fair value differential of loans from non-controlling interests	-	-	(1,321)	-	-	(1,321)	-	(1,321)
Fair value differential of Baja funding loan	-	-	4,062	-	-	4,062	-	4,062
Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Cash flows
For the years December 31, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

	Years ended December 31,
	2011	2010
		(note 22)
Cash flows from operating activities
Income (loss) for the year	20,021	(92,716)
Items not affecting cash
Depreciation and accretion	1,670	394
Stock-based compensation expense	5,457	974
Unrealized foreign exchange	(6,235)	9,580
Fair value adjustment on derivative instruments	(40,732)	72,730
Impairment charges	2,746	-
Income tax provision	2,477	382
Change in estimate – refundable deposit liability	-	(1,113)
	(14,596)	(9,769)
Income tax paid	-	(804)
Special warrants liability payment	(333)	(333)
Net changes in working capital balances
Other current assets	498	(1,271)
Accounts payable and accrued liabilities	(786)	2,703
	(15,217)	(9,474)
Cash flows from investing activities
(Investment in) redemption of short term deposits	(34,023)	15,860
Acquisition of property, plant and equipment	(339,599)	(47,638)
Increase in value-added tax recoverable	(18,213)	(1,796)
Reduction of (increase in) restricted cash	72,175	(103,316)
Increase in other long-term liabilities	646	-
Increase in long-term deposits	(2,029)	(466)
Increase in inventory	(3,451)	-
	(324,494)	(137,356)
Cash flows from financing activities
Net proceeds from issuance of common shares	1,994	186,488
Expenditure on deferred financing costs	(4,511)	(23,179)
Proceeds from subordinated debt	163,867	24,270
Proceeds from senior debt	169,674	-
	331,024	187,579

Effect of exchange rate changes on cash and cash equivalents	161	1,433

(Decrease) increase in cash and cash equivalents	(8,526)	42,182
Cash and cash equivalents - Beginning of year	48,151	5,969
Cash and cash equivalents - End of year	39,625	48,151

Supplemental cash flow information (note 20)

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of Operations

Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International. The Company is domiciled in Canada and its registered office is 500 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. In addition, MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

During 2010, the Company commenced construction of a mine at its Boleo Project after completion of project financing (notes 11 and 12). During 2011, the Company commenced surface and underground mining activities.

These consolidated financial statements have been prepared on a going concern basis, which contemplates, the realization of assets and settlement of liabilities in the normal course of business.

2	Basis of preparation and adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Subject to certain transition elections and exceptions disclosed in note 22, the Company has consistently applied the accounting policies used in the preparation of its opening IFRS balance sheet at January 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 22 discloses the impact of the transition to IFRS on the Company’s reported balance sheets as at January 1, 2010 and December 31, 2010, and results of operations and cash flows for the year ended December 31, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared in accordance with Canadian GAAP.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies

	a)	Basis of preparation

These consolidated financial statements have been prepared on a historic cost basis, except for certain financial instruments which are measured at fair value.

	b)	Principles of consolidation

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. In addition, MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

Subsidiaries are all entities the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies and generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.

All significant inter-company transactions and balances have been eliminated.

	c)	Foreign currency translation

Functional currency, as described in IAS 21 The effects of changes in foreign exchange rates (“IAS 21”), is the currency of the primary economic environment in which the Company operates. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currencies of MMB, Baja Luxembourg and Boleo Luxembourg is the US dollar, while the functional currency of Costeros and Meseta is the Mexican Peso.

The Company changed its presentation currency from Canadian dollars (“Cdn$”) to US dollars effective January 1, 2011. In accordance with IAS 1 Presentation of financial statements (“IAS 1”), comparative information is also presented in US dollars.

The assets and liabilities and results of Baja Mining Corp., Costeros and Meseta have been translated to US dollars as follows: assets and liabilities using the exchange rate at period end; and income, expenses and cash flow items using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences arising from the translation of the entities with a functional currency other than the US dollar are reported within accumulated other comprehensive income (“AOCI”), as a separate component of equity.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	c)	Foreign currency translation (continued)

In preparing the financial results of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency of the individual entities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities and equity are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

	d)	Financial instruments

		(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents exclude cash subject to restrictions (note 6). Cash and cash equivalents and restricted cash are designated as loans and receivables.

		(ii)	Short-term deposits

Short-term deposits include term deposits and short-term highly liquid investments with the original term to maturity of greater than three months but less than one year. Short-term deposits are designated as loans and receivables.

		(iii)	Other receivables and deposits

Other receivables and deposits are classified as loans and receivables and accordingly are measured initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest method.

		(iv)	Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are initially recognized at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	d)	Financial instruments (continued)

		(v)	Derivative financial instruments

The Company may enter into forward sales, forward purchases and metal options from time to time to preserve and enhance future cash flow streams. Forward exchange contracts may be entered into from time to time to hedge anticipated future transactions. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

Derivative financial instruments, including embedded derivatives, are initially recognized at fair value on the date the contract is entered into and are subsequently re-measured at their fair value. Fair values of derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date. Changes in fair value are recognized in profit or loss as the Company does not currently apply hedge accounting.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates.

		(vi)	Financial assets – impairments

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment may include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

e)	Share purchase warrants

Share purchase warrants issued by the Company with an exercise price denominated in the Company’s functional currency are considered to be equity instruments, with the consideration received reflected as contributed surplus. Upon exercise, the original consideration is reallocated from contributed surplus to share capital along with the associated exercise price.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	f)	Inventories

Inventories are comprised of stockpiled ore and consumables. Stockpiled ore is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes direct mining expenditures, as well as an allocation of indirect mining costs. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Consumables are valued at the lower of cost and net realizable value, with replacement cost used as the best available measure of net realizable value. If carrying value exceeds the net realizable amount, a write down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

	g)	Deferred financing costs

Deferred financing costs in connection with proposed debt or equity issuances that are probable are recorded as assets. As the corporate transactions occur, the deferred financing costs are allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs which are incremental and directly attributable to the proposed issuance and any overhead costs are expensed as incurred. In the event that the issuance is abandoned, previously capitalized deferred financing costs are expensed through the statement of operations.

	h)	Property, plant and equipment

Mineral properties

Acquisition costs for property rights and mining concessions are capitalized. Exploration and evaluation costs are expensed in the period incurred. Development costs are capitalized once a development decision is made based on consideration of project economics, including future metal prices, reserves and resources and estimated operating and capital costs.

A decision to develop the Boleo Project was made following the completion of the Definitive Feasibility Study on the economic and technical feasibility of the project in May 2007. From that point forward, all costs directly attributable to mine and project development are capitalized until such a time as individual mines or components of the project are capable of operating in the manner intended by management.

Capitalized costs of each component of a producing project are amortized on a unit-of-production basis over estimated ore reserves.

Plant and equipment and construction in progress

Plant and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	h)	Property, plant and equipment (continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced component is derecognized. All other costs are charged to the Consolidated Statement of Operations during the period in which they are incurred.

Assets available for use are depreciated to their residual values over their estimated useful lives.

Generally, the process plant and mining machinery and equipment are depreciated using the unit-of- production method. The process plant is depreciated over estimated ore reserves and mining machinery and equipment are depreciated over the expected useful life of the asset in hours. Depreciation of other plant and equipment is calculated using the straight-line method over the following estimated useful lives:

Computer software and equipment	two to three years
Process mobile equipment	three to ten years
Transportation equipment	four years
Office equipment, furniture and vehicles	five years
Leasehold improvements	ten years
Buildings	twenty years

Both the estimated useful lives and residual values of assets are reviewed at least annually.

i)	Borrowing costs

Borrowing costs on funds directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset until such time as substantially all the activities necessary to prepare the asset for its intended use or sale are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use.

Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted-average interest rate applicable to general borrowings outstanding during the period of construction. The amount of borrowing costs capitalized during the period cannot exceed the actual amount of borrowing costs incurred during the period. Capitalized borrowing costs are amortized over the useful life of the related asset.

Borrowing costs include commitment fees on the undrawn and uncancelled amount of senior debt facilities. All other borrowing costs are expensed as incurred.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	j)	Impairment of assets

Assets that have an indefinite useful life are not subject to depreciation and are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to depreciation or amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (“cash-generating units”).

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

	k)	Leases

Leases where the lessee assumes substantially all of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the lower of the estimated present value of the underlying lease payments and the fair value of the asset. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the balance outstanding. The obligations, net of finance charges, are included in subordinated long-term debt, except for those which are due within 12 months of the reporting date, which are classified as current liabilities.

The interest element is included as a finance charge in profit or loss over the lease period. The property, plant and equipment acquired under finance leasing contracts is depreciated in terms of the group accounting policy, limited to the lease contract term.

Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. The lease expenses are charged to profit or loss on a straight line basis over the life of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	l)	Provisions

		(i)	General provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the period end, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

		(ii)	Environmental liabilities

The Company recognizes liabilities for constructive and legal obligations associated with the retirement of property, plant and equipment that result from the acquisition, construction, development or normal operation of the assets. Such environmental liabilities are recognized based on the discounted estimated future cash flows. The Company has considered all risks relating to the liabilities in the cash flow estimates and, as such, applies a risk-free discount rate. Environmental liabilities are adjusted at each reporting period for changes to factors, including the expected amount of the cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate. The net present value of future reclamation cost estimates is capitalized to mineral properties and is depreciated on the same basis as mineral properties.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to property, plant and equipment with a corresponding entry to the asset retirement obligation. The Company’s estimates are reviewed at the end of each reporting period for changes in regulatory requirements, effects of inflation and changes in estimates.

m)	Stock-based compensation

The Company’s share option plan provides for the granting of stock options to directors, officers, employees and service providers, which allows them to purchase common shares of the Company. The Company grants such options on a graded vesting basis for periods of up to five years at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options issued to employees, or those providing services similar to employees, are measured at the grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options. The fair value is either recognized as general and administration expense or as property, plant and equipment when grants are to individuals working directly on mineral projects. A corresponding increase is then recognized in equity.

The amount recognized is adjusted to reflect the number of share options expected to vest. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	n)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are reviewed at each reporting period and recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities are presented as non-current.

	o)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if outstanding stock options and warrants were exercised and converted to common shares. The weighted average number of diluted shares is calculated in accordance with the treasury stock method, whereby dilution is calculated based upon the number of common shares issued should “in-the-money” stock options and warrants be exercised and the proceeds used to repurchase common shares of the Company at the average market price during the period.

	p)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	q)	Adoption of new or revised IFRSs and IFRSs not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

		(i)	IFRS 9 – Financial Instruments

In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2015 and replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The main difference is that, in cases where the fair value option is taken for financial liabilities, the past of the a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(ii)	IFRS 10 – Consolidation

In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(iii)	IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 10”), which replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	q)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

		(iv)	IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(v)	IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(vi)	Amendments to Other Standards

In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(vii)	Amendments to IAS 1 – Presentation of Financial Statements

The IASB has amended IAS 1 Presentation of Financial Statements (“IAS 1”) to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	q)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

		(viii)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), sets out the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

4	Critical accounting estimate and judgements

	a)	Critical accounting estimates and assumptions

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

		(i)	Estimated environmental liabilities

The Company’s asset retirement obligation represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision includes estimates of future costs, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rate for discounting the future cash outflows. Changes in these factors could result in a change in the provision recognized by the Company.

		(ii)	Fair value of loans from non-controlling interests

The loans from non-controlling interests meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method (note 12(d)). The Company applied valuation techniques to estimate the fair value of loans from non-controlling interests, and any changes in the assumptions used could result in a change in the fair value of the financial liability. These estimates include management’s best estimate of the probable amount and timing of cash flows.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

4	Key sources of estimation uncertainty and critical accounting judgements (continued)

	a)	Critical accounting estimates and assumptions (continued)

		(iii)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include:

  The Company’s cost overrun facility represents a purchased put option (note 13(a));

  Zero cost collar copper hedges (note 13(b)(i)); and

  Mandatory prepayment options on the Baja funding loan (note 13(b)(ii)) and on the Export- Import Bank of the United States (“US Exim”) facility (note 13(b)(iii)).

(iv)	Fair value of the US Exim facility

The US Exim facility (note 11(a)) meets the definition of a financial liability and is initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company applied valuation techniques to estimate the fair value of the US Exim facility, and any changes in the assumptions used could result in a change in the fair value of the financial liability. These estimates include management’s best estimate of the probable amount and timing of cash flows.

(v)	Fair value of the funding loan

The funding loan from Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively “the Korean Consortium”) (note 12(b)) meets the definition of a financial liability and is initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company applied valuation techniques to estimate the fair value of the funding loan, and any changes in the assumptions used could result in a change in the fair value of the financial liability. These estimates include management’s best estimate of the probable amount and timing of cash flows.

(vi)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

Estimates of future taxable income are based on forecasted cash flows and the application of tax laws in each jurisdiction. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets. Management reassesses unrecognized deferred tax assets at the end of each reporting period.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

4	Key sources of estimation uncertainty and critical accounting judgements (continued)

b)	Critical judgements in applying accounting policies

The critical judgements made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation (note 4(a)), which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that the exploration, evaluation and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

5	Other current assets

	December 31,	December 31,	January 1,
	2011	2010	2010

Deposits	-	679	38
Prepaid expenses	247	533	19
Value-added tax recoverable	20,801	2,588	775
Other receivables	598	236	110

	21,646	4,036	942

The Company expects to fully recover its receivables, including its value-added tax recoverable and therefore, no allowance has been recorded against these receivables.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

6	Restricted cash

	December 31,	December 31,	January 1,
	2011	2010	2010

Construction funds (a)(i)	24,271	99,003	-
Reclamation fund (a)(ii)	4,900	3,500	-
Amounts restricted through credit facilities (b)	1,979	839	-

	31,150	103,342	-

a)	As required under the senior debt arrangement signed on September 28, 2010 (note 11), the Company set up certain trust accounts for project funding:

(i)	Funds from this account may be drawn on a monthly basis, based on approved cash flow projections, and used only on the Boleo Project.

(ii)

The Company has deposited $4,900 into a Reclamation and Closing Account. The funds from this account are to be used solely for the payment of approved closure and reclamation costs of the Boleo Project.

b)

The Company has provided a letter of credit (“LC”) related to a tenant improvement allowance for $750 (Cdn$757). The LC will reduce evenly over the 10 year lease beginning after the second year. In addition, the Company obtained certain operating credit facilities for which it provided $79 (Cdn$80) in security deposits. The Company also provided LC’s of $1,150 as collateral for agreements related to the construction and/or acquisition of equipment and other assets, which form part of the development of the Boleo Project.

7	Inventory

	December 31,	December 31,	January 1,
	2011	2010	2010

Stockpiled ore	814	-	-
Development consumables	2,637	-	-

	3,451	-	-

Stockpile ore inventory represents ore that has been extracted and is available for further processing. The processing plant is not scheduled for completion in the next twelve months and as a result, stockpiled ore has been classified as long-term inventory.

8	Deferred financing costs

Balance – January 1, 2010	5,881
Additions	25,209
Transfer to share issuance costs	(512)
Foreign exchange adjustment	70
Balance – December 31, 2010	30,648
Additions	11,627
Transfer to senior debt (notes 11(a) - (d))	(13,539)
Transfer to subordinated debt (notes 12(a) and 12(b))	(3,591)
Foreign exchange adjustment	(335)

Balance – December 31, 2011	24,810

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

9	Property, plant and equipment

	Plant and	Construction	Mineral
	equipment	in progress	properties	Total
Cost
Balance – January 1, 2010	3,039	52,887	88,771	144,697
Additions	6,098	10,894	37,591	54,583
Borrowing costs capitalized	-	-	2,834	2,834
Share-based payments capitalized	-	-	458	458
Asset retirement obligation change in estimate	-	-	194	194
Disposals	-	-	-	-
Foreign currency translation	164	-	138	302

Balance – December 31, 2010	9,301	63,781	129,986	203,068
Additions	24,155	306,878	40,647	371,680
Borrowing costs capitalized	-	-	22,708	22,708
Share-based payments capitalized	-	-	2,555	2,555
Asset retirement obligation change in estimate	-	-	15,490	15,490
Transfer between categories	24,485	(24,485)	-	-
Disposals	(297)	-	-	(297)
Impairment	(2,746)	-	-	(2,746)
Foreign currency translation	(111)	-	(197)	(308)

Balance – December 31, 2011	54,787	346,174	211,189	612,150

Accumulated depreciation
Balance – January 1, 2010	(1,445)	-	-	(1,445)
Depreciation	(754)	-	-	(754)
Disposals	-	-	-	-
Foreign currency translation	(45)	-	-	(45)

Balance – December 31, 2010	(2,244)	-	-	(2,244)
Depreciation	(5,208)	-	-	(5,208)
Disposals	297	-	-	297
Foreign currency translation	43	-	-	43

Balance – December 31, 2011	(7,112)	-	-	(7,112)

Net carrying value
At January 1, 2010	1,594	52,887	88,771	143,252
At December 31, 2010	7,057	63,781	129,986	200,824
At December 31, 2011	47,675	346,174	211,189	605,038

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Environmental liabilities

	December 31,	December 31,	January 1,
	2011	2010	2010

Special warrants liability (a)	-	328	623
Asset retirement obligation (b)	16,114	359	157

	16,114	687	780

Current balance	352	328	337

Long-term balance	15,762	359	443

a)	Special warrants liability

On February 1, 2011, the Company made the final of four payments to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca. Total payments were $1,100.

	Total Amount	Discounted

Balance – January 1, 2010	667	623
Accretion of discounted liability for the period	-	38
Less – Repayment	(333)	(333)

Balance – December 31, 2010	334	328
Accretion of discounted liability for the period	-	6
Less – Repayment	(334)	(334)

Balance – December 31, 2011	-	-

b)	Asset retirement obligation

Balance – January 1, 2010	157
Accretion of discounted liability for the period	8
Change in estimate – estimated cash flows (i)	194

Balance – December 31, 2010	359
Accretion of discounted liability for the period	168
Change in estimate – estimated cash flows (i)	15,490
Change in estimate – discount rate (ii)	97

Balance – December 31, 2011	16,114

Current balance	352

Long-term balance	15,762

(i)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.

(ii)	The Company has adjusted its asset retirement obligation for a change in the risk-free discount rate, which was 2.49% at December 31, 2011 (December 31, 2010 – 3.48%).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Environmental liabilities (continued)

b)	Asset retirement obligation (continued)

The Company estimated as at December 31, 2011 that the undiscounted closure costs would amount to $29,404 over an estimated remaining project life in excess of 24 years.

11	Senior long-term debt facilities

On September 28, 2010 the Company finalized and signed the senior debt facilities outlined below, which are collateralized by a first mortgage over the Company’s assets and severally guaranteed by the Korean Consortium for their portion of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (consisting of interest and fees) and working capital costs of the Boleo Project.

Following the injection of spending of the required contributions by the Company and the Korean Consortium, as well as compliance with a number of standard conditions precedent, which included the implementation of a hedging program (note 13(b)(i)), each of the facilities may be drawn down pro-rata subject to eligibility requirements associated with the US Exim facilities. The Company satisfied all conditions precedent in the fourth quarter of 2011 and completed its first two draws from the senior debt facilities.

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is permitted to make voluntary prepayments on the facilities.

	December 31,	December 31,	January 1,
	2011	2010	2010

Export-Import Bank of the United States (a)	103,916	-	-
Export Development Canada (b)	24,935	-	-
Korean Development Bank (c)	14,882	-	-
Commercial Banks (d)	8,285	-	-
Cost Overrun Facility (e)	-	-	-

	152,018	-	-

Current balance	152,018	-	-

Long-term balance	-	-	-

Due to an administrative error, the commitment fees that were due to the US Exim on December 18, 2011 were paid in January 2012. By payment of the commitment fees in January 2012, the Company remedied the error and was able to subsequently draw from the remainder of the senior debt facilities (note 23(b)). As at December 31, 2011, the matter was continuing and IAS 1 paragraphs 69 and 74 contains a specific requirement that liabilities be presented as current in the event that the Company does not have the unconditional right to defer settlement of these balances for at least twelve months.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior long-term debt facilities (continued)

As a result, due to the provisions in the senior debt loan agreements, the Company is required to present the US Exim loan balance and mandatory prepayment derivative, along with all other senior debt loan balances and the hedge liability as current liabilities at December 31, 2011 (note 13). Based on the resolution of this matter in January 2012, management estimates that the loans will be repaid in accordance with the repayment terms set out below, rather than within 12 months.

Other than this administrative error, the Company was in compliance with all covenants associated with these facilities at December 31, 2011.

a)	Senior debt – Export-Import Bank of the United States

US Exim approved a debt facility of $419,612, which includes accrued interest and the capitalized exposure fee of $22,579. The loan bears interest at a fixed rate of 3.02% per annum. Such interest is accrued and added to the principal outstanding, until the final economic completion date of the project (as defined in the lending agreement). The exposure fee is added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of $5,000 on any instalment date.

During the construction period, interest is accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every six months. In addition, from November 26, 2010, the Company accrues commitment fees of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees are payable every six months starting on June 18, 2011.

The mandatory cash sweep mechanism included in the US Exim loan represents an embedded derivative, which has been separated from the host instrument (note 13(b)(iii)).

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	126,002	113,679
Financing costs (note 8)	-	(10,625)
Capitalized interest	375	375
Interest accrued	141	141
Accretion of discounted liability for the year	-	346

Balance – December 31, 2011	126,518	103,916

At December 31, 2011, the Company estimated the fair value of the US Exim senior debt at $86,419, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.41% which took into account an element of the cost of borrowing and the marginal rates charged on similar senior debt instruments that are repayable over a similar time period.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior long-term debt facilities (continued)

b)	Senior debt – Export Development Canada (“EDC”)

EDC has provided the Company with a debt facility of up to $150,000, which includes accrued interest. The loan bears interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months. Until the earlier of June 30, 2013 and economic completion, interest is accrued and added to the principal outstanding. Once the Project reaches economic completion, interest will be payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	26,106	26,106
Financing costs (note 8)	-	(1,480)
Interest accrued	238	238
Amortization of financing costs	-	71

Balance – December 31, 2011	26,344	24,935

At December 31, 2011, the Company estimated the fair value of the EDC senior debt at $21,500, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.49% which took into account an element of the cost of borrowing and the marginal rates charged on similar senior debt instruments that are repayable over a similar time period.

c)	Senior debt – Korean Development Bank (“KDB”)

KDB has provided the Company with a debt facility of up to $90,000. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior long-term debt facilities (continued)

c)	Senior debt – Korean Development Bank (continued)

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	15,664	15,664
Financing costs (note 8)	-	(934)
Interest accrued	140	140
Amortization of financing costs	-	12

Balance – December 31, 2011	15,804	14,882

At December 31, 2011, the Company estimated the fair value of the KDB senior debt at $12,591, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.29% which took into account an element of the cost of borrowing and the marginal rates charged on similar senior debt instruments that are repayable over a similar time period.

d)	Senior debt – Commercial Banks

A group of commercial banks (“Commercial Banks”) agreed to provide $50,000 of senior debt to the Company. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	8,702	8,702
Financing costs (note 8)	-	(500)
Interest accrued	76	76
Amortization of financing costs	-	7

Balance – December 31, 2011	8,778	8,285

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior long-term debt facilities (continued)

d)	Senior debt – Commercial Banks (continued)

At December 31, 2011, the Company estimated the fair value of the Commercial Banks senior debt at $7,010, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.17% which took into account an element of the cost of borrowing and the marginal rates charged on similar senior debt instruments that are repayable over a similar time period.

e)	Cost overrun facility – Commercial Banks

As part of the project debt facility, the Company was required to arrange a $100,000 cost overrun facility. The Company and the Korean Consortium have agreed to proportionately provide $50,000 of which the Company has satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (note 13(a)). The Korean Consortium has guaranteed to supply its $15,000.

The remaining $50,000 of the cost overrun facility was obtained proportionately from the Commercial Banks. In the event that the Company would draw on the cost overrun facility from the Commercial Banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, repayable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company accrues commitment fees of 1.8% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

12	Subordinated long-term debt facilities

	December 31,	December 31,	January 1,
	2011	2010	2010

Subordinated loan - KDB (a)	49,301	-	-
Funding loan - Korean Consortium (b)	42,269	-	-
Refundable deposit liability (c)	9,360	8,756	9,350
Loans from non-controlling interest (d)	142,227	66,331	11,794

	243,157	75,087	21,144

Current balance	9,360	-	-

Long-term balance	233,797	75,087	21,144

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated long-term debt facilities (continued)

a)	Subordinated loan – KDB

KDB has provided the Company with a debt facility of up to $64,000, including accrued interest. This facility ranks subordinate to all senior debt in right of payment and security and bears interest at LIBOR plus a margin that varies between 3.95% and 4.3% at various periods of the loan. The facility is repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and mandatory cash sweeps. Accrued interest is payable six months in arrears. In addition, the Company accrues commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which are repayable on the last day of every six-month period ending June 30 or December 31 of each year.

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	50,000	50,000
Financing costs (note 8)	-	(1,796)
Interest accrued	821	821
Amortization of financing costs	-	276

Balance – December 31, 2011	50,821	49,301

At December 31, 2011, the Company estimated the fair value of the KDB subordinated loan at $40,026, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 10.23% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over a similar time period.

b)	Funding loan – Korean Consortium

As part of its acquisition of 30% of MMB in 2008, the Korean Consortium was required to provide a funding loan (the “Baja funding loan”) of $50,000 to MMB, which is considered part of the Company’s share of the project funding. This facility ranks subordinate in right of payment and security to all senior debt and the KDB subordinated loan (notes 11 and 12(a)), and bears interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after repayment of the senior debt facilities, will accrue interest at the six-month average LIBOR plus 5.5%.

The facility is repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to shareholders of MMB. Accrued interest is added to the principal until economic completion after which interest would become payable six months in arrears, but only from funds available to MMB shareholders.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated long-term debt facilities (continued)

b)	Funding loan – Korean Consortium (continued)

The mandatory cash sweep mechanism included in the Baja funding loan represents an embedded derivative, which has been separated from the host instrument (note 13(b)(ii)).

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	50,000	42,583
Financing costs (note 8)	-	(1,795)
Interest accrued	946	946
Accretion of discounted liability for the year	-	535

Balance – December 31, 2011	50,946	42,269

The Company estimated the fair value of the funding loan at recognition based on:

  The application of a discount rate of 8.49% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

At December 31, 2011, the Company estimated the fair value of funding loan to be $35,314, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.51% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

c)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Korean Consortium in 2008. This deposit is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project by the later of May 31, 2013 and economic completion. Alternatively, additional consideration may be paid to the Company by the Korean Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

During 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was estimated based on a weighted probability assessment that the manganese production decision could likely be made on or earlier than December 31, 2012. There has been no change in this estimate as of December 31, 2011.

The amortized cost of the liability was re-measured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,421 and consequently a reduction in the liability of $1,113 was recognized as a change in estimate in the Consolidated Statement of Operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated long-term debt facilities (continued)

c)	Refundable deposit liability (continued)

	Face value	Amount
		recognized

Balance – January 1, 2010	10,000	9,350
Change in estimate	-	(1,113)
Accretion of discounted liability for the year	-	519
Balance - December 31, 2010	10,000	8,756
Accretion of discounted liability for the year	-	604

Balance – December 31, 2011	10,000	9,360

Current balance	10,000	9,360

Long-term balance	-	-

At December 31, 2011, the Company estimated the fair value of the refundable deposit liability to be $9,169, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.06% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over a similar period.

d)	Loans from non-controlling interests

In November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans, including those from the Company. Under the revised terms, these loans are repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, recognizing an increase in the loans from non-controlling interests of $33,762 in contributed surplus.

	Face value	Amount
		recognized

Balance – January 1, 2010	44,686	11,794
Contributions	24,270	18,460
Modification of loan terms	-	33,762
Interest accrued	1,835	1,835
Accretion of discounted liability for the year	-	480

Balance – December 31, 2010	70,791	66,331
Contributions	63,867	65,188
Interest accrued	11,617	11,617
Accretion of liability premium for the year	-	(909)

Balance – December 31, 2011	146,275	142,227

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated long-term debt facilities (continued)

d)	Loans from non-controlling interests (continued)

At December 31, 2011, the Company estimated the fair value of loans from non-controlling interests at $137,963, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.28% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

  The estimated fair value of the voluntary prepayment option of $7,832. The fair value was estimated using a receiver swap option model, applying a risk-free yield curve and a credit-spread that appropriately reflects the credit risk of the Company.

13	Derivative instruments

	December 31,	December 31,	January 1,
	2011	2010	2010

Louis Dreyfus put option (a)	5,695	3,746	-

Derivative assets	5,695	3,746	-

Hedge liability (b)(i)	29,966	72,730	-
Mandatory prepayment – Baja funding loan (b)(ii)	6,818	-	-
Mandatory prepayment – US Exim facility (b)(iii)	12,924	-	-

Derivative liabilities	49,708	72,730	-

Current balance	42,890	-	-
Long-term balance	6,818	72,730	-

The Company is required to present the US Exim mandatory prepayment and the hedge liability as current liabilities at December 31, 2011 as a result of the administrative error related to the late payment of US Exim commitment fees and the provisions in the senior debt loan agreements (note 11). Based on the resolution of this matter in January 2012, management estimates that the loans will be repaid in accordance with the repayment terms set out in note 11, rather than within 12 months.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

13	Derivative instruments (continued)

a)	Derivative assets

The Company satisfied its contribution to the cost overrun facility (note 11(d)) through a $35,000 equity cost overrun facility, agreed to with Louis Dreyfus in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate.

The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company has recorded a non-current derivative financial asset on its balance sheet.

The Company used the Black Scholes model, applying management’s estimate of the weighted probability amount of the facility, which the Company expects to utilize. The resulting fair value gain of $2,032 for the year ended December 31, 2011 was recognized in the Consolidated Statement of Operations. There was no fair value adjustment recognized during the year ended December 31, 2010, as the cost overrun facility was not in place until the fourth quarter of 2010. The volatility rate, risk free rate and foreign exchange forward rate applied in determining the fair value were 69%, 1.2% and $1.03, respectively.

b)	Derivative liabilities

i)	Hedge liability

In order to satisfy the conditions precedent to the senior long-term debt facilities (note 11), the Company entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

The details of the hedging instruments at December 31, 2011 and 2010 are as follows:

Production	Put price	Call price	Fair value
‘000’s lbs	$ per lb	$ per lb	December 31,	December 31,
			2011	2010

33,716	2.40	3.96	(5,390)	(13,761)
130,146	2.40	3.97	(20,383)	(49,566)
17,637	2.40	4.01	(2,604)	(5,812)
11,097	2.40	4.02	(1,589)	(3,591)

192,596	2.40	3.97	(29,966)	(72,730)

The Company values its hedge liabilities using an option valuation model. The primary inputs in the valuation model are copper price, copper price volatility and interest rates. The Company recognized fair value gains in the Consolidated Statement of Operations of $42,764 during the year ended December 31, 2011 and fair value losses of $72,730 during the year ended December 31, 2010.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

13	Derivative instruments (continued)

b)	Derivative liabilities (continued)

ii)	Mandatory prepayment on Baja funding loan

The Baja funding loan (note 12(b)) contains a cash sweep mechanism, which requires that 11% of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represents an embedded derivative, which has been separated from the host contract.

The mandatory prepayment was initially recognized against contributed surplus at an estimated fair value of $3,355. The fair value at December 31, 2011 of $6,818 was determined based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest under the cash sweep mechanism;

  The application of a discount rate of 9.51% which took into account an element of the cost of borrowing and the marginal rates charged on similar instruments.

The Company recognized a fair value loss in the Consolidated Statement of Operations of $3,463 during the year ended December 31, 2011 and $nil during the year ended December 31, 2010, as the Baja funding loan had not been drawn at that time.

iii)	Mandatory prepayment on US Exim facility

The US Exim facility (note 11(a)) contains a cash sweep mechanism, which requires that a portion of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represents an embedded derivative, which has been separated from the host contract.

The mandatory prepayment option was initially recognized against the carrying value of the loan at an estimated fair value of $12,323. The fair value of the mandatory prepayment at December 31, 2011 of $12,924 was determined based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest under the cash sweep mechanism;

  The application of a discount rate of 9.41% which took into account an element of the cost of borrowing and the marginal rates charged on similar instruments.

The Company recognized a fair value loss in the Consolidated Statement of Operations of $601 during the year ended December 31, 2011 and $nil during the year ended December 31, 2010, as the US Exim facility had not been drawn at that time.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – January 1, 2010	25,046,978
Brokers’ warrants	1,093,750
Warrants issued for equity cost overrun facility	7,408,727
Warrants expired during the period	(110,000)

Warrants outstanding – December 31, 2010	33,439,455
Warrants exercised during the period	(101,813)
Warrants expired during the period	(8,667,165)

Warrants outstanding – December 31, 2011	24,670,477

The following table summarizes information about share purchase warrants outstanding at December 31, 2011:

	Number of warrants	Weighted average	Weighted average
Range of prices	outstanding and	contractual life	exercise price
(Cdn$ per warrant)	exercisable	(years)	(Cdn$ per warrant)

0.50 to 0.99	1,093,750	0.12	0.88
1.00 to 1.49	7,408,727	3.50	1.38
1.50 to 2.50	16,168,000	0.73	2.49

	24,670,477	1.54	2.08

At December 31, 2011, there were 23,576,727 (2010 - nil) potentially dilutive shares related to share purchase warrants that have not been included in the diluted earnings per share calculation for the year presented because their effect is anti-dilutive.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Share capital (continued)

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)

Stock options outstanding – January 1, 2010	13,075,000	0.43
Granted	13,815,000	1.16
Exercised	(1,578,750)	0.37
Forfeited	(62,500)	0.87

Stock options outstanding – December 31, 2010	25,248,750	0.83
Granted	7,750,000	1.02
Exercised	(4,503,750)	0.41
Forfeited	(507,500)	1.06

Stock options outstanding – December 31, 2011	27,987,500	0.95

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$ per option)		(Cdn$ per option)

0.40 to 0.49	4,860,000	1.28	0.40	4,860,000	0.40
0.50 to 0.99	4,370,000	3.65	0.71	2,170,000	0.59
1.00 to 1.49	18,757,500	4.02	1.15	8,085,000	1.16

	27,987,500	3.48	0.95	15,115,000	0.83

At December 31, 2011, there were 18,757,500 (2010 - nil) potentially dilutive shares related to share stock options that have not been included in the diluted earnings per share calculation for the year presented because their effect is anti-dilutive.

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At December 31, 2011, the Company has reserved 28,913,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

Subsequent to December 31, 2011, the Company modified its stock option plan in order to limit the options available to be granted to non-executive directors to 1% of the Company’s outstanding shares (note 23(a)).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Share capital (continued)

c)	Stock options (continued)

The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the year, the Company granted 7,750,000 five-year stock options to consultants and employees, with a fair value of $4,061 (Cdn$4,014) attributed to these options. The total stock-based compensation recorded during the year ended December 31, 2011 on all vested options was $8,012 (2010 – $1,432). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (2011 - $5,457; 2010 - $974) or to property, plant and equipment (2011 - $2,555; 2010 - $458), with the offsetting amount recorded as a credit to contributed surplus. The weighted average share price during the year was $1.08 (2010 - $1.02).

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2011	2010

Risk-free interest rate	1.69%	1.95%
Dividend yield	0%	0%
Expected volatility	78.15%	82%
Expected stock option life	3.35 years	3.16 years
Weighted average forfeiture rate	1.41%	0%
Weighted average exchange rates during the period (US$/Cdn$1)	$1.0117	$0.9709
Weighted average fair value of stock options granted	$1.03	$0.61

15	General and administration expense

	Years ended December 31,
	2011	2010

Office and administration	2,769	1,685
Management and directors fees	1,081	1,176
Wages	4,950	3,723
Professional and consulting fees	2,649	1,671
Stock-based compensation (note 14(c))	5,457	974
Shareholders information	880	964
Depreciation	1,550	386

	19,336	10,579

Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team and the board of directors.

35

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

15	General and administration expense (continued)

The following compensation has been provided to key management personnel:

	Years ended December 31,
	2011	2010

Salaries and short-term employee benefits	2,889	2,236
Stock-based compensation	4,577	647

	7,466	2,883

Upon resignation at the Company’s request, executive officers are entitled to termination benefits, which can be up to the lesser of salary for 24 months or the period remaining until age 65.

16	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Years ended December 31,
	2011	2010

Directors fees – administration	313	82
Management fees – administration	768	1,094
Management fees – property, plant and equipment	544	501

	1,625	1,677

The Company also recognized $207 (2010 - $126) of office and administration cost recoveries from a company with directors and officers in common. The above transactions occurred at commercial terms. The loans from the Korean Consortium also represent related party transactions. The terms and conditions of these loans are described in notes 11 and 12.

17	Income taxes

	Years ended December 31,
	2011	2010
Withholding taxes accrued	2,354	391
Current income tax	123	(9)

Income tax expense	2,477	382

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Income taxes (continued)

A reconciliation between tax expense and the product of accounting income or loss multiplied by the Company’s statutory tax rate is as follows:

	Years ended December 31,
	2011	2010
Income (loss) before income tax	22,498	(92,334)
Statutory tax rate	26.5%	28.5%
Expected (expense) recovery at statutory tax rate	(5,962)	26,315
Effect of foreign tax rates	(1,015)	1,160
Effect of change in future tax rates	(544)	(1,786)
Effect of difference between functional and tax reporting currency	4,405	(8,553)
Effect of inflation adjustments in foreign tax jurisdiction	(2,629)	(2,133)
Foreign withholding taxes	(2,354)	(391)
Non-deductible expenses	(1,365)	(1,568)
Other	(236)	2,261
	(9,700)	15,305
Change in unrecognized deferred tax assets	7,223	(15,687)
Income tax expense at effective tax rate of 1.4% (2010: -0.4%)	(2,477)	(382)

The significant components of deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Non-capital loss carry-forwards	49,691	15,340	15,455
Deferred financing costs	4,395	-	-
Intercompany receivables	210	72
Capital contributions	5,179	4,498	10,128
Share issuance costs	1,981	2,575	255
Accounts payable	74	-	-
Derivative liabilities	12,135	19,428	-
Environmental liabilities	4,535	125	193
	78,200	42,038	26,031
Unrecognized deferred tax assets	(23,611)	(30,834)	(15,147)
Deferred tax assets	54,589	11,204	10,884

Deferred financing cost	-	(247)	(156)
Property, plant and equipment	(47,903)	(9,911)	(1,077)
Senior and subordinated debt	(6,686)	(1,046)	(9,651)
Deferred tax liabilities	(54,589)	(11,204)	(10,884)

Net deferred tax asset (liability)	-	-	-

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Income taxes (continued)

At December 31, 2011, that Company had unrecognized non-capital losses for income tax purposes of $179,889 (2010 - $65,118) that may be used to offset future taxable income as follows:

			December 31, 2011
		Local	USD	Expiry
		currency	equivalent	date
Non-capital losses
Canadian dollar	CAD	22,972	22,589	2031
Mexican peso	MXP	2,198,773	157,300	2021
			179,889
18	Segmented information

The Company’s only business activity is the development of mineral properties, which is carried out in Mexico.

The breakdown by geographic area as at December 31, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	18,986	653,659	672,645
Current assets	34,781	59,558	94,339
Total assets	53,767	713,217	766,984

Total liabilities	14,301	498,484	512,785

The breakdown by geographic region as at December 31, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	114,234	224,809	339,043
Current assets	41,056	11,131	52,187
Total assets	155,290	235,940	391,230

Total liabilities	2,253	160,822	163,075

No revenues were earned in either of the geographic areas.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

19	Commitments

a)

The Company has entered into numerous contracts regarding development and operations of the Boleo Project. Total contractual obligations entered at December 31, 2011 are estimated to be $321,021, the payments for which are expected as follows:

2012	318,348
2013	1,680
2014	258
2015	184
Thereafter	551
321,021

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2011 amount to $1,229, the payments are expected as follows:

2012	570
2013	543
2014	116
1,229

c)

The Company entered into a 10 year office lease at a new location in 2010 at an average monthly lease expense of $53 (Cdn$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $472 (Cdn$480), and has provided a letter of credit (“LC”), related to the tenant improvement allowance, of $750 (Cdn$757) prior to occupancy (note 6(b)). The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The Company’s future minimum lease payments under these leases are as follows:

2012	615
2013	615
2014	615
2015	615
Thereafter	2,902
5,362
d)

As required by the terms of the senior long-term debt facilities, the Company has agreed to terms of an off- take arrangement with Louis Dreyfus whereby the Company committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

19	Commitments (continued)

e)

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company has deposited $4,900 and has committed to deposit an additional $8,500 into the project reclamation funding account before December 31, 2013, for a total of $13,400.

2012	4,900
2013	3,600
8,500

f)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

20	Supplemental cash flow information

Cash and cash equivalents comprise:

	December 31,	December 31,	January 1,
	2011	2010	2010
Cash in bank	39,174	9,888	819
Term deposits with maturity of less than three months	451	38,263	5,150
	39,625	48,151	5,969

The non-cash investing and financing activities of the Company include the following:

	December 31,	December 31,
	2011	2010

Increase in accounts payable and accrued liabilities related to property, plant and equipment	37,362	6,311
(Decrease) increase in accounts payable and accrued liabilities related to deferred financing costs	(1,828)	1,474
Borrowing costs	16,298	2,834
Stock-based compensation	2,555	458

Other supplemental information:
Interest received	539	82
Interest paid	-	-

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies

a)	Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company relies on funding from a combination of equity sources (common shares, options and warrants) and debt sources (senior and subordinated debt) for capital (notes 11 and 12). These sources are expected to provide the Company with all of the estimated funding required to complete the engineering, construction and commissioning of the Boleo Project. Other than the administrative error associated with the late payment of commitment fees to US Exim (note 11), the Company was in compliance with all debt covenants at December 31, 2011. The Company paid the outstanding fees in January 2012 and subsequently drew additional funding from its other senior debt facilities in January 2012 (note 23(b)).

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets and subject to the restrictions of the debt facilities agreement, which restricts project cash release or dividends until economic completion and only from funds available to MMB shareholders. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

The Company’s short-term operating budgets, project capital budgets and forecasted project operating budgets are reviewed and updated annually and as necessary depending on various factors, including successful capital deployment and general industry conditions.

b)	Management of financial risk

i)	Market risk

Foreign exchange risk

The Company operates internationally with offices and operations in Canada, the United States, Luxembourg and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of the Company’s expenses are incurred in Mexican Pesos and to a lesser extent other foreign currencies.

A significant change in the currency exchange rates between the US dollar relative to the Mexican peso (“MXP”) or Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. The functional currency of Baja is the Canadian dollar, thus significant foreign exchange gains and losses arise in converting Baja’s US-based investment in the Boleo Project to Canadian dollars.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

A 1% appreciation or depreciation in the CAD/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $2,817 (2010 - $403) and an additional currency translation gain or loss in other comprehensive income of $3,002 (2010 - $973). A 10% appreciation or depreciation in the MXP/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $1,559 (2010 - $121) and an additional currency translation loss or gain in other comprehensive income of $11 (2010 - $227).

As at December 31, 2011, the Company had the following foreign denominated financial assets and liabilities, which are subject to foreign exchange risk:

Baja Mining Corp.	Foreign currency amount		Functional
			currency amount
	USD	MXP	CAD
Cash and cash equivalents	152	-	155
Intercompany credit facility	248,043	-	252,260
Other current assets	264	-	269

Minera y Metalúrgica del	Foreign currency amount		Functional
Boleo, S.A. de C.V.			currency amount
	CAD	MXP	USD
Cash and cash equivalents	1,715	23,425	3,362
Other current assets	-	290,760	20,801
Accounts payable	2,809	34,279	5,215

As at December 31, 2010, the Company had the following foreign denominated financial assets and liabilities, which are recorded in the Company’s functional currency and are subject to foreign exchange risk:

Baja Mining Corp.	Foreign currency amount		Functional
			currency amount
	USD	MXP	CAD
Cash and cash equivalents	1,882	-	1,872
Restricted cash	99,003	-	98,468
Intercompany credit facility	149,265	-	147,938

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

Minera y Metalúrgica del	Foreign currency amount		Functional
Boleo, S.A. de C.V.			currency amount
	CAD	MXP	USD
Cash and cash equivalents	61	1,906	215
Other current assets	-	31,978	2,588
Accounts payable	1,170	28,707	3,487

Interest rate risk

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s variable-rate debt obligations; however, the Company has secured the largest portion of its debt facilities at fixed interest rates to mitigate its exposure to interest rate fluctuations.

The impact of a 1% (100 basis points) increase in interest rates on the Company’s debt instruments would amount to approximately $2,630 (2010 - $nil) loss. The Company has not entered into any contracts to hedge its risk against interest rate fluctuations. The Company considers the fluctuation in interest rates when selecting an interest period for its variable-rate debt.

The Company’s hedge program (note 13(b)(i)) secures cash flows from 50% of the Company’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in the Company’s earnings (loss) as the Company is required to mark the hedge instruments to market value at every reporting date. In the event of non-production, the derivative liability as recognized on the balance sheet will become payable. One of the valuation inputs in the hedge valuation is market interest rates. The impact on net loss of a 1% (100 basis points) increase or decrease in market interest rates would amount to approximately $1,074 (2010 - $1,762) additional loss or gain, respectively.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

Commodity price risk

The value of the Company’s mineral properties is related to the short and long term price of copper, cobalt and zinc sulphate. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

The primary valuation inputs in the Company’s hedge valuation are copper price and volatility of copper prices. The impact on net loss of a 1% (100 basis points) increase or decrease in copper prices would amount to approximately $3,443 (2010 - $4,570) additional loss or gain, respectively. The impact on net loss of a 1% (100 basis points) increase or decrease in copper price volatility would amount to approximately $10,880 (2010 - $16,860) additional loss or gain, respectively.

ii)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company believes its maximum exposure to credit risk is its carrying value of cash and cash equivalents, short-term deposits, restricted cash and derivative assets.

The Company’s investment policy is to invest its available cash and project funds in instruments with ratings ranging from AA to AAA, earning investment income at fixed or variable interest rates established at the time of the investment. The Boleo Project funds have been segregated. Remaining funds are available for project and corporate objectives. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by a Chartered Bank in Canada. These investments mature at various dates over the current operating period.

While the Company is exposed to credit losses due to the non-performance of counterparties, management does not consider this to be a significant risk.

iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 21(a) to these consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

iii)	Liquidity risk (continued)

The Company is required to present the US Exim loan balance and mandatory prepayment derivative, along with all other senior debt loan balances and the hedge liability, as current liabilities at December 31, 2011 as a result of the administrative error related to the late payment of US Exim commitment fees and the provisions in the senior debt loan agreements (note 11). Based on the resolution of this matter in January 2012, management estimates that the loans will be repaid in accordance with the repayment terms set out in note 11, rather than within 12 months (as presented in the table below).

The following table summarizes the Company`s undiscounted obligations and commitments as at December 31, 2011:

				December 31, 2011
	Less than 1	1 – 3 years	3 – 5 years	More than 5	Total
	year			years
Accounts payable	49,452	-	-	-	49,452
Operating lease obligations	615	1,230	1,230	2,287	5,362
Contract and purchase commitments	318,348	1,937	368	368	321,021
Reclamation funding	4,900	3,600	-	-	8,500
Environmental liabilities	360	-	-	29,077	29,437
Senior long-term debt	177,444	30,518	25,690	14,386	248,038
Subordinated long-term debt	10,000	-	85,914	332,913	428,827

	561,119	37,285	113,202	379,031	1,090,637

The above table does not include any commitments arising from commitment fees on available facilities related to the Company’s senior debt facilities.

c)	Fair value measurements

Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and are classified based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels used to value the Company’s financial assets and liabilities are described below and valuation techniques are described in note 13.

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

  Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly, i.e. as prices, or indirectly, i.e. derived from prices.

  Level 3 – Inputs for the asset or liability that are not based on an observable market, i.e. unobservable inputs.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

c)	Fair value measurements (continued)

The fair values of our financial assets and financial liabilities measured at fair value on a recurring basis are summarized as follows:

			December 31, 2011
	Fair value
	Level 1	Level 2	Level 3	Total

Financial assets – derivative instruments	-	-	5,695	5,695

Financial liabilities – derivative instruments
Hedge liability	-	29,966	-	29,966
Mandatory prepayment – funding loan	-	-	6,818	6,818
Mandatory prepayment – US Exim facility	-	-	12,924	12,924

			December 31, 2010
	Fair value
	Level 1	Level 2	Level 3	Total

Financial assets – derivative instruments	-	-	3,746	3,746

Financial liabilities – derivative instruments
Hedge liability	-	72,730	-	72,730

22	Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported balance sheets and statements of operations.

In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Consolidated Balance Sheets as at January 1 and December 31, 2010, including a reconciliation of equity, and the Consolidated Statement of Operations and the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date, with the exception of certain mandatory and optional exemptions, with all adjustments to assets and liabilities taken to deficit.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

The following mandatory exceptions and optional exemptions to retrospective application are applicable to the Company:

Mandatory Exceptions

(a)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(b)	Non-controlling interests

IAS 27 requires that total comprehensive income is attributed to the owners of the parent and to non-controlling interests having a deficit balance. IFRS 1 permits the application of this requirement prospectively for first-time adopters. The Company has applied these provisions of IAS 27 on a prospective basis from the date of transition in accordance with IFRS 1.

Optional Exemptions

(c)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010.

(d)	Cumulative translation differences

The Company has chosen to apply the IFRS 1 election that allows a first-time adopter to set the currency translation adjustment, which is included in AOCI, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(e)	Share-based payment transactions

IFRS 1 does not require first-time adopters to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to apply this exemption to awards that vested prior to January 1, 2010.

Reconciliations of assets, liabilities, equity, operations and comprehensive loss from those the Company reported under Canadian GAAP to IFRS follow below, with an explanation of the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments included in the tables that follow.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

(f)	Functional currency

Under Canadian GAAP, the functional currency of MMB was the Canadian dollar, and under IFRS, the Company concluded that the functional currency of MMB is the US dollar. Under IFRS, the foreign currency non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates.

As a result of the change in functional currency of MMB on transition to IFRS from Canadian dollars to US dollars, the Company has changed its presentation currency to US dollars. The currency translation adjustment arising from Baja Mining Corp., Costeros and Meseta having a different functional currency than the presentation currency of the consolidated group is recognized in other comprehensive income.

(g)	Mineral properties

The adjustments to environmental liabilities (note 22(i)), were recognized against the carrying value of mineral properties in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”).

As a result of the recognition of the subordinated loans from related parties at fair value and subsequently at amortized cost (note 22(j)), subsequent accretion amounts (which are considered to be borrowing costs) have been capitalized to the carrying value of mineral properties in accordance with IAS 23 Borrowing Costs (“IAS 23”). Furthermore, the refundable deposit liability (note 12(c)) was determined to represent general borrowings as contemplated in IAS 23. As a result, the accretion expense related to the refundable deposit liability, which was previously recognized in accumulated deficit, was capitalized to mineral properties as at January 1, 2010 and continues to be capitalized under IFRS, based on the application of a weighted average capitalization rate.

Under Canadian GAAP, the Company recognized a deferred tax liability related to share-based payment amounts capitalized to mineral properties. The corresponding deferred tax expense was capitalized to mineral properties. However, IFRS prohibits the recognition of the deferred tax liability related to capitalized share-based payments as it does not stem from a business combination nor does it affect accounting or taxable income at the time. Therefore, the deferred tax expense previously capitalized to mineral properties has been derecognized.

(h)	Share-based payment

IFRS requires measurement of share-based payments to non-employees to be based on the fair value of the goods or services received. However, the definition of an employee under IFRS is much broader as it also includes “others who perform services similar to those rendered by employees”.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

(h)	Share-based payment (continued)

Canadian GAAP requires that share-based payments to non-employees are based on the most reliable measure of either, (i) the stock options (based on a recognized valuation technique such as the Black Scholes model), or (ii) the fair value of the goods or services. The Company’s non-employee share-based payments were measured based on the fair value of the stock options as determined using the Black Scholes valuation model. Canadian GAAP also requires that stock options granted to non-employees are measured at the earliest of (i) the date that the counterparty’s performance is complete, (ii) the date at which a performance commitment is reached, or (iii) in the case of fully vested options, the grant date.

(i)	Environmental liabilities

Under IFRS, estimates of provisions are to be revisited at each reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions, including assumptions related to the discount rate used in determining the present value of the obligation. In accordance with IFRIC 1 (and similar to Canadian GAAP), changes resulting from the re-measurement of provisions are to be recognized against the value of the corresponding asset. Changes that reflect the passage of time (accretion) are recognized as finance costs.

Under Canadian GAAP, environmental liabilities are not adjusted for changes in the discount rate and accretion was recognized as part of operating expenses.

(j)	Measurement of subordinated debt from non-controlling interests

Under Canadian GAAP, the subordinated loans from the Korean Consortium received subsequent to the historical development costs, which were at arm’s length, are related party transactions and were recorded at face value (note 12(d)).

IFRS does not contain separate measurement criteria for related party transactions. As such, the subordinated loans from the Korean Consortium are measured in accordance with IAS 39, which requires that these loans be recognized initially at fair value and thereafter at amortized cost. This has resulted in additional borrowing costs being capitalized to mineral properties in accordance with IAS 23, as the loans from non-controlling interests are specific to the development of the Boleo Project.

(k)	Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the currency translation adjustment. As described in note 22(f), a currency translation adjustment did not arise under Canadian GAAP.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

(l)	Non-controlling interests

Under IFRS, non-controlling interests are to be presented as part of equity. In addition, total comprehensive loss is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company will apply the requirements of IFRS 3 to future business combinations (without revisiting past business combinations) (note 22(c)), the latter provision of IAS 27 shall only be applied prospectively from January 1, 2010.

Under Canadian GAAP, the Company did not early adopt the provisions of CICA Handbook Section 1602 Non-controlling interests, and thus, did not recognize a loss from non-controlling interests. The Company applied CICA Handbook Section 1600 Consolidated Financial Statements, which prohibited the recognition of non-controlling interests with a deficit balance.

(m)	Derivative asset

The Company’s purchased put option (note 13(a)) was treated as an equity instrument within share capital in accordance with Canadian GAAP. This put option is a derivative asset under IFRS, recognized at fair value through profit or loss.

(n)	Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated balance sheets and consolidated statements of operations have resulted in reclassification of various amounts on the statements of cash flows. As there have been no changes to the net cash flows, no reconciliations have been prepared.

(o)	Reclassifications

As permitted by IFRS, the Company reclassified certain balances on the balance sheet to combine groupings and to present the income statement by nature.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

The January 1, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	Reclass-	IFRS
		GAAP	transition to	ifications
			IFRS
ASSETS

Cash and cash equivalents		5,969	-	-	5,969
Short term deposits		15,608	-	-	15,608
Other receivables	(o)	856	-	(856)	-
Deposits and prepaid expenses	(o)	86	-	(86)	-
Other current assets	(o)	-	-	942	942

Current assets		22,519	-	-	22,519

Deferred financing costs	(f)	6,261	(380)	-	5,881
Mineral properties	(f)-(j)(o)	141,041	617	(141,658)	-
Property, plant and equipment	(f)(o)	1,598	(4)	141,658	143,252

Total assets		171,419	233	-	171,652

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities		3,644	-	-	3,644
Current portion of environmental liabilities		337	-	-	337
Income taxes payable		804	-	-	804

Current liabilities		4,785	-	-	4,785

Environmental liabilities	(i)	449	(6)	-	443
Subordinated long-term debt	(j)	44,146	(23,002)	-	21,144

Total liabilities		49,380	(23,008)	-	26,372

Share capital		97,191	-	-	97,191
Share purchase warrants	(o)	15,638	-	(15,638)	-
Contributed surplus	(h)(j)(o)	85,956	23,677	15,638	125,271
Deficit	(d)(f)(g)	(72,423)	(4,759)	-	(77,182)
Accumulated other comprehensive (loss) income	(d)(f)	(4,323)	4,323	-	-

Total equity		122,039	23,241	-	145,280

Total liabilities and equity		171,419	233	-	171,652

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

The December 31, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	Reclass-	IFRS
		GAAP	transition to	ifications
			IFRS
ASSETS

Cash and cash equivalents		48,151	-	-	48,151
Other receivables	(o)	3,272	-	(3,272)	-
Deposits and prepaid expenses	(o)	764	-	(764)	-
Other current assets	(o)	-	-	4,036	4,036

Current assets		52,187	-	-	52,187

Restricted cash		103,342	-	-	103,342
Deposits		483	-	-	483
Deferred financing costs	(f)	31,718	(1,070)	-	30,648
Mineral properties	(f)-(j)(o)	197,638	(3,871)	(193,767)	-
Property, plant and equipment	(f)(o)	6,998	59	193,767	200,824
Derivative asset	(m)	-	3,746	-	3,746

Total assets		392,366	(1,136)	-	391,230

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities		14,571	-	-	14,571
Current portion of environmental liabilities		328	-	-	328

Current liabilities		14,899	-	-	14,899

Environmental liabilities	(i)	462	(103)	-	359
Subordinated long-term debt	(j)	79,504	(4,417)	-	75,087
Derivative liability		72,730	-	-	72,730

Total liabilities		167,595	(4,520)	-	163,075

Share capital		280,283	3,746	-	284,029
Share purchase warrants	(o)	19,508	-	(19,508)	-
Contributed surplus	(h)(j)(o)	77,191	5,448	19,508	102,147
Deficit	(d)(f)(g)(j)	(153,298)	6,536	-	(146,762)
Accumulated other comprehensive (loss) income	(d)(f)	1,087	10,790	-	11,877

Shareholders’ equity		224,771	26,520	-	251,291
Non-controlling interest	(l)	-	(23,136)	-	(23,136)

Total equity		224,771	3,384	-	228,155

Total liabilities and equity		392,366	(1,136)	-	391,230

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

The Statement of Operations for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	Reclass-	IFRS
		GAAP	transition to	ifications
			IFRS

Expenses
Office and administration	(o)	1,685	-	8,894	10,579
Wages and subcontractors	(o)	3,723	-	(3,723)	-
Stock-based compensation	(h)(o)	921	53	(974)	-
Depreciation	(g)(i)(o)	905	(519)	(386)	-
Management and directors fees	(o)	1,176	-	(1,176)	-
Professional and consulting fees	(o)	1,671	-	(1,671)	-
Research		627	-	-	627
Shareholders information	(o)	964	-	(964)	-

Loss before other items		(11,672)	466	-	(11,206)
Foreign exchange gain (loss)	(f)	2,187	(12,083)	-	(9,896)
Fair value adjustment on derivative instruments		(72,730)	-	-	(72,730)
Finance income		385	-	-	385
Change in estimate – refundable deposit liability		1,113	-	-	1,113

Loss before income tax		(80,717)	(11,617)	-	(92,334)

Income tax expense	(g)	(158)	(224)	-	(382)

Loss for the year		(80,875)	(11,841)	-	(92,716)

Loss for the period attributable to:
Shareholders of the Company		(80,875)	11,295	-	(69,580)
Non-controlling interests	(l)	-	(23,136)	-	(23,136)

Basic and diluted loss per share		(0.48)	0.07	-	(0.41)

The Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS

Loss for the year	(f)-(i)	(80,875)	(11,841)	(92,716)

Other comprehensive income
Currency translation adjustment	(f)	5,410	6,467	11,877

Total comprehensive loss		(75,465)	(5,374)	(80,839)

Total comprehensive loss attributable to:
Shareholders of the Company		(75,465)	17,762	(57,703)
Non-controlling interests	(l)	-	(23,136)	(23,136)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

23	Subsequent events

a)	On January 12, 2012, the Company announced that it would amend its Stock Option Plan, subject to shareholder approval, to make it compliant with International Shareholder Services guidelines.

The Amended Stock Option Plan stipulates that non-executive directors as a group may not be granted options exercisable for more than 1% of the Company’s issued and outstanding shares. Amendments to the Company’s stock option plan will be submitted for shareholder approval at the Company’s next general meeting of shareholders.

b)

On January 17, 2012 and March 28, 2012, the Company drew an additional $100 million and $80 million, respectively, from its senior debt facilities. This brings the total debt drawn, including capitalized interest, to $408 million. Senior and subordinated debt facilities total $823 million. The funds will be used to continue construction and development of the Boleo Project.